Shareholder Rebuttal to Apple, Inc. Opposition Statement
Regarding Reporting on Feasibility of Net Zero GHG Emissions by 2030

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Apple, Inc.
NAME OF PERSON RELYING ON EXEMPTION: Jantz Management LLC
ADDRESS OF PERSON RELYING ON EXEMPTION: 470 Atlantic Avenue, 4th Floor, Boston, MA 02210

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Apple shareowners are encouraged to vote FOR resolution #5:

Resolved: Shareholders request that the Board of Directors issue a report to shareholders by June 30, 2016, at reasonable expense and excluding confidential information, assessing the feasibility and setting forth policy options for the Company to reach a net-zero greenhouse gas emission status for its facilities and major suppliers by 2030.

Overview
The Proponent believes that the recent Paris Agreement’s more aggressive target to limit global warming to no more than 1.5 degrees Celsius above pre-industrial levels is a more expeditious call to action than currently planned in Apple’s current business goals. The proponent believes that reaching the Paris Agreement’s more aggressive goal requires planning now for zero greenhouse gas (GHG) emissions by 2030. In order to hold the global warming temperature to no more than 1.5 degrees Celsius, corporations and nations alike must reach net-zero GHG emissions as soon as possible.  Assuming that the period for replacing or refurbishing Apple supplier facilities is generally every ten years, then the proposed horizon allows enough time to efficiently plan for a net zero goal by 2030. In the opinion of the Proponent, in order to sustain Apple’s environmental stewardship and to do its part to cut carbon emissions that will continue to raise global temperatures, the Company must consider how its facilities and major suppliers can reach the status of net-zero GHG emissions.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

The Proponent feels that the fact that a major industrial corporation has committed to becoming carbon neutral by 2030 proves the feasibility of this proposal’s request.
The Proponent believes that Apple’s goal of “100 percent of . . .  Apple Retail Stores with 100 percent renewable energy” demonstrates leadership, and the Proponent appreciates Apple’s acknowledgment that “there is work to be done to reduce the carbon footprint of our supply chain.” With this in mind, the Proponent points to Siemens, an industrial firm that produces its own products, to demonstrate the feasibility of the Proposal’s request. Siemens reported this past fall that it “aims to be the world's first major industrial company to achieve a net-zero carbon footprint by 2030.” Furthermore, Siemens expects to demonstrate bottom line benefits of “annual savings of €20 million expected” on a “€100 million investment in improving energy efficiency.”

Despite the Company’s assertions, its current plans for GHG reduction will only offset a small portion of the manufacturing emissions.
Apple management asserts that “this proposal would result in the production of a report that would be largely duplicative of Apple’s existing public disclosures,” however data reported by Apple for 2014 puts manufacturing emissions at 24.76 million metric tons CO2e (carbon dioxide equivalent). Based upon an independent estimate provided by Polina Malozemova of the Climate Action Business Association, 2 gigawatts of clean energy reduces emissions from coal energy by 3.8 million metric tons or by 2.4 million metric tons if the energy source replaces natural gas. This implies that the 2 gigawatts of clean energy that Apple plans to install in China would account for approximately 10-15% of Apple’s total manufacturing emissions, and the additional 400 megawatts of solar energy produced by 2018 by Foxconn (one of Apple’s major suppliers) would offset an additional 2-3%.  In sum, independent research commissioned by the Proponent indicates that more than 80% of carbon emissions in Apple’s supply chain would not be addressed by Apple’s current plan.

The assertive goal of net zero GHG emissions by 2030 is crucial for both the safety of the environment and for shareholder value.
On December 12, 2015, 196 parties at the U.N Climate Change Conference reached an agreement in Paris to prevent climate change to an average global warming to 2 degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial temperatures and it strives for a limit of 1.5 degrees Celsius (2.7 degrees Fahrenheit) if possible. The agreement calls for zero net anthropogenic greenhouse gas emissions to be reached during the second half of the 21st century. In the adopted version of the Paris Agreement, the parties will also ‘pursue efforts to’ limit the temperature increase to 1.5 °C. Most researchers agree that the 1.5 °C goal will require zero emissions sometime between 2030 and 2050.

“Brands are one of the most valuable intangible assets that firms have … [and] corporate credibility [depends on] the extent to which consumers believe that a company is willing and able to deliver products/services.”1 Furthermore, a “company’s character as revealed by its [corporate social responsibility] actions is not only fundamental and relatively enduring but also often more distinctive by virtue of its idiosyncratic bases (e.g. … environmentalism) than other [corporate ability]-based aspects of company schema.”2 Whereas, Apple acknowledges that “despite making significant strides in the areas under our direct control, there is work to be done to reduce the carbon footprint of our supply chain – and Apple has accepted its responsibility to lead that effort.” [emphasis added] Yet, since Apple’s assertion that the report would be “largely duplicative of Apple’s existing public disclosures” is not supported, the Proponent believes that preparing the requested report would bolster Apple’s claims—enhancing corporate credibility, brand, and therefore shareholder value.

1 Keller, Kevin Lane. Brands and Branding: Research Findings and Future Priorities. Tuck School of Business, Dartmouth College (2005)
2MacInnis, Deborah J., C. Whan Park, Joseph W. Priester. Handbook of Brand Relationships. First published by M.E. Sharpe (2009), Published by Routledge (2015)

Conclusion:
The Proponent believes that pursuing efforts to limit the temperature increase to 1.5 degrees Celsius requires that Apple and others plan now to get to net zero emissions by 2030. At least one major industrial firm has already taken on this goal, and we believe that Apple has the leadership and resources to create an effective and sustainable plan.

We urge you to vote “FOR” proxy item #5. Should you have any proposal-specific questions please feel free to contact us at info@jantzmgmt.com.

Jantz Management LLC

Date: January 11, 2016	By:	/s/ Christine J. Jantz
Christine J. Jantz
President

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 5 following the instruction provided on the management’s proxy mailing.